========================================================================


                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                       -----------------------

                           SCHEDULE 14D-9
                 Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4)
                 of the Securities Exchange Act of 1934

                          (AMENDMENT NO. 1)

                       -----------------------

                       MELAMINE CHEMICALS, INC.
                      (Name of Subject Company)


                       MELAMINE CHEMICALS, INC.
                 (Name of Person(s) Filing Statement)


                 Common Stock, $.01 par value per share,
            and associated Preferred Share Purchase Rights
                  (Title of Class of Securities)

                              585332
                (CUSIP Number of Class of Securities)

                       -----------------------

                           Wayne D. DeLeo
             Vice President and Chief Financial Officer
                       MELAMINE CHEMICALS, INC.
                           Highway 18 West
                   Donaldsonville, Louisiana 70346
                            (504) 473-3121
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                       -----------------------

                           WITH A COPY TO:
                          L. R. McMillan, II
    JONES, WALKER, WAECHTER, POITEVENT, CARRERE & DENEGRE,  L.L.P.
                        201 St. Charles Avenue
                   New Orleans, Louisiana 70170-5100
                           (504) 582-8000

========================================================================




     This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on October 15, 1997 (the "Schedule 14D-9") by Melamine Chemicals, Inc., a Delaware corporation (the "Company"), relating to a tender offer commenced on October 15, 1997 by MC Merger Corp. ("Offeror"), a wholly owned subsidiary of Borden Chemical, Inc. ("Parent").

     All capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Schedule
14D-9.

     The items in the Schedule 14D-9 set forth below are hereby amended and supplemented by adding the following:


ITEM 2.   Tender Offer of the Bidder.

     The Company announced  that on  October  30,  1997  the
Company and the Parent received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the acquisition of the Company.


ITEM 9.   Material to be Filed as Exhibits.

Exhibit No.

(a)(7)    Press release issued by the Company  dated October
          31, 1997.





                            Signature

     After  reasonable  inquiry  and  to  the  best  of   my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 1997             MELAMINE CHEMICALS, INC.


                                   By:  /s/ Frederic R. Huber
                                        ---------------------
                                          Frederic R. Huber
                                       Chief Executive Officer